Filed Pursuant to Rule 433

Registration Statement No. 333-125125

Issuer Free Writing Prospectus

Dated August 30, 2007

FOR IMMEDIATE RELEASE

THORNBURG MORTGAGE ANNOUNCES OFFERING OF UP TO $500

MILLION OF SERIES F CUMULATIVE CONVERTIBLE REDEEMABLE

PREFERRED STOCK

SANTA FE, N.M. — August 30, 2007 — Thornburg Mortgage, Inc. (NYSE:TMA), a leading single-family prime residential mortgage lender focused principally on the jumbo segment of the adjustable-rate mortgage (ARM) market, today announced the launch of an underwritten public offering of Series F Cumulative Convertible Redeemable Preferred Stock, with gross proceeds of up to $500 million, plus a 15% over-allotment option. The anticipated dividend rate will be the higher of 10% or the dividend yield on the common stock, and the anticipated conversion price will be $11.50 per common share.

The company anticipates listing the Series F Cumulative Convertible Redeemable Preferred Stock on the New York Stock Exchange. The company intends to use the net proceeds from the offering primarily to further improve its liquidity position, and to resume its origination of mortgage loans and acquisition of mortgage-backed securities.

The bookrunning manager for the offering is Friedman, Billings, Ramsey & Co., Inc.

With the new capital infusion from this offering, combined with the actions taken earlier this month to enhance its liquidity position (as disclosed in the company’s August 20 press release), Thornburg Mortgage believes it is positioned to capitalize on what it expects will be a more profitable mortgage market. It also reaffirmed its intention to pay its second quarter dividend on September 17, 2007.

Thornburg Mortgage resumed funding existing loans in its pipeline this week. The company is also negotiating the financing of approximately $1.4 billion of prime hybrid ARM loans in a securitization transaction. If the transaction is consummated, the company expects to use the proceeds of the financing to reduce its borrowings under the ARM loan warehouse financing lines by approximately $1.4 billion. The final terms of this transaction have not yet been determined, and there can be no assurance the company will be able to consummate this transaction under acceptable terms, or at all. However, the consummation of this transaction would reduce the warehouse line borrowings and allow the company to begin to increase its loan fundings.

The company’s mortgage assets at August 17, 2007 were approximately $36.4 billion. The difference between the interest rates on its mortgage assets and its cost of funds, which excludes any premium amortization, was approximately 0.81% on August 17, 2007 as compared to 0.61% at June 30, 2007 as a result of the sale of its $20.5 billion in lower-yielding assets. The credit quality of the company’s portfolio remains exceptional, as it comprises 93.7% of AAA/AA and agency-guaranteed securities. Additionally, the 60-plus day delinquency rate on its loan portfolio was 0.23% at July 31, 2007. Finally, the company has reduced its reliance on reverse repurchase and commercial paper borrowings to approximately $12.4 billion, from $32.9 billion at June 30, 2007.

The company has also revised its estimated capital loss downward following the sale of its $20.5 billion of assets from a previously announced $930 million to a currently estimated $863 million. The company believes that there may be additional recoveries, which could further decrease its estimated aggregate loss. However, there can be no assurance that the company will realize any additional recoveries.

Going forward, Thornburg Mortgage anticipates an increased use of collateralized mortgage debt financing and reduced reliance on reverse repurchase financing. At August 17, 2007, 56.9% of Thornburg Mortgage’s mortgage assets were permanently financed by collateralized mortgage debt transactions as compared to 34.9% at June 30, 2007.

In summary, this offering further enhances Thornburg Mortgage’s liquidity position and allows the company to begin to return to its more normal operations of originating mortgage loans and acquiring high quality mortgage-backed securities for its portfolio.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, as well as the related prospectus supplement relating to the offering of the Series F Preferred Stock for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free (800) 846-5050 or (703) 469-1023.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. The words “believe,” anticipate,” intend,” “aim,” “expect,” “will,” “strive,” “target,” “project,” “estimate,” “have confidence” and similar words identify forward-looking statements. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including general economic conditions, market prices for mortgage securities, interest rates, the availability of ARM securities and loans for acquisition and other risk factors discussed in the company’s SEC reports, including its most recent annual report on Form 10-K. The company does not undertake to update, revise or correct any of the forward-looking information.

CONTACT: Thornburg Mortgage, Inc., Santa Fe

Allison Yates, Clay Simmons, or Suzanne O’Leary Lopez

505-989-1900